LUSE GORMAN, PC
Attorneys at Law
5335 WISCONSIN AVENUE, N.W., SUITE 780
Washington, D.C. 20015
TELEPHONE (202) 274-2000
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www.luselaw.com

WRITER'S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2028	vcangelosi@luselaw.com

May 6, 2022

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Att: Christopher Wall

Re:       VWF Bancorp, Inc.
Registration Statement on Form S-1
Filed March 11, 2022
File No. 333-263476

Dear Mr. Wall:

On behalf of VWF Bancorp, Inc. (the “Company”), this letter is a follow-up to our telephone conversation today regarding the disclosure in the prospectus contained in Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 in response to comment #6 contained in the Staff’s comment letter dated April 7, 2022.

The administrative support services agreement and the tax allocation agreement are inter-company agreements between the Company and Van Wert Federal Savings Bank, which will be entered into upon the consummation of the conversion and stock offering. It is the Company’s view that these agreements are not material to investors and the existing disclosure is adequate in all material respects.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

cc:	Becky Chow, SEC
Michael Volley, SEC
Christopher Wall, SEC
David Lin, SEC
Gary L. Clay, VWF Bancorp
Mark K. Schumm, VWF Bancorp
Kip A. Weissman, Esq.